CONSOL Energy Inc.
CNX Center 1000 CONSOL Energy Drive Canonsburg, PA 15317-6506

phone:	724/485-4550
Fax:	724/485-4930
Web:	www.consolenergy.com

WILLIAM J. LYONS
Executive Vice President and Chief Financial Officer

July 2, 2009

BY EDGAR SUBMISSION

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 17, 2009

Schedule 14A Filed March 23, 2009

File No. 1-32723

Dear Mr. Schwall:

Enclosed please find our responses to the comments set forth in the letter dated June 11, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to Schedule 14A filed March 23, 2009 (the “Proxy Statement”). References to the “Company”, “we”, “us” or “our” in this letter refer to CONSOL Energy Inc. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type.

Securities and Exchange Commission

July 2, 2009

Schedule 14A Filed March 23, 2009

1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:

In future filings, we will comply with the SEC’s requests. Sample future disclosures are included in this letter.

Compensation Discussion and Analysis

2008 Performance Goals and Objectives, page 27

2.	We note your statement in your response to our prior comment 4 that “[o]n pages 27 and 28 of the Proxy Statement, we stated the individual performance goals and objectives for our named executive officers. It should be noted that these goals and objectives only relate to one of the factors which the compensation committee may consider in exercising negative discretion to reduce an award under the short-term incentive plan.” Please revise your disclosure to clarify that the goals and objectives presented are only relevant for purposes of exercising negative discretion under the short term incentive plan, since that is currently unclear on pages 27 and 28.

Response:

In future filings, we will clarify that the performance goals and objectives are considered for purposes of negative discretion and reducing an award under the Short-Term Plan and the LTIP. We will provide the following disclosure (with the underscored language being added to page 28 of the 2010 proxy) after the footnote and prior to the sentence regarding the Compensation Committee:

“These performance measures are used in exercising negative discretion to reduce awards (when appropriate) under the Short-Term Plan and the LTIP. The Compensation Committee also considers, in part, individual performance against these goals in determining the compensation package for each named executive officer for the current year.”

3.	We note your statement in your response to our prior comment 4 that “[m]ost of the individual performance goals, other than the financial EBITDA goal … were qualitative and subjective” and thus “the Company is not required to provide a quantitative performance target for such qualitative goals.” However, some of the other goals mentioned on pages 27 and 28 appear to be quantitative in nature, for example, safety incidence rate, production rates, and financial margins and market share for coal. Please explain to us your basis for omitting each of these goals, to the extent that they are quantitative goals.

Securities and Exchange Commission

July 2, 2009

Response:

Other than the financial EBITDA goal, we continue to believe that the individual performance goals and objectives of our named executive officers for 2008 (pages 27-28 of the proxy) were qualitative and subjective. The Company did not set any particular quantitative number for these items which it measured against. Thus, in accordance with the SEC’s Compliance & Disclosure Interpretations, dated July 3, 2008 (Question 118.04), the Company is not required to provide a quantitative performance target for such qualitative goals.

We propose the following disclosure (with underscored language being added to page 27 of the 2010 proxy) preceding the sentence beginning with “Our Corporation …”.

“The Compensation Committee did not separately consider each individual goal and objective identified below, nor did it assign any relative weights to these goals and objectives. For purposes of considering an individual’s performance, the Compensation Committee made a subjective determination based on a review of each named executive officer’s overall performance relative to such goals and objectives.”

We will provide the following disclosure (with the underscored language being added to page 27 of the 2010 proxy) to describe each of the bolded goals.

•

Safety. “Improving safety by continuing CONSOL Energy’s efforts to achieve zero incidence rate. The Company’s efforts to achieve zero accidents are not measured by the safety incidence rate (as no accidents are acceptable), but rather how and whether the Company established an effective incentive program and training program.”

•

Productivity. “Continuing to optimize production rates and offsetting rising costs through efficient deployment of CONSOL Energy’s resources (such as investment in upgrading older mines with new technology). The Company’s efforts to optimize production rates are not measured by the amount of coal the Company produces, but rather the efficiency by which the Company produces that coal.”

•

Sales and Marketing. “Expanding both financial margins and market share for CONSOL Energy’s coal. Specific targets regarding financial margins and market share are not determined. Rather, the Compensation Committee – in a very general manner - considers, at end of the year, sales prices under the Company’s sales contracts for the year and the Company’s market share.”

4.	We note your discussion in your response to our prior comment 4 of potential competitive harm with regard to “projected” EBITDA and “projected” net income. It appears that this discussion may apply only with regard to performance periods that have not yet passed at the time the disclosure is being made. Please explain to us why there would be a competitive harm concern with regard to performance periods that have been completed.

Response:

In future filings, we will disclose Net Income and EBITDA targets for performance periods that have been completed as follows (with the language to be included in the 2010 proxy underscored below):

•

Page 28 of Proxy (Goals and Objectives) – “* CONSOL Energy’s EBITDA and Net Income targets, respectively, for 2009 were $[            ] and $[            ].” With respect to the 2009 EBITDA target, the Company will also provide the required GAAP reconciliation.

Securities and Exchange Commission

July 2, 2009

•	Bottom of Page 30 of Proxy (STIC) – The paragraph commencing with “The CONSOL Energy performance target …” will be deleted in its entirety and replaced with the following:

•

“The CONSOL Energy performance target for 2009 was CONSOL Energy’s profit objective net income of $[            ], while the minimum threshold score was 80% of the financial target and the maximum score was equal to 120% of the financial target. The profit objective is derived from the Board-approved plan for the year.”

•

Bottom of Page 33 (For the completed 2007-2009 LTIP performance period which will be a new section of Compensation Discussion and Analysis in the 2010 proxy) – “For the LTIP performance period of 2007-2009, the Net Income and EBITDA targets for the three-year cumulative period were $[            ] and $[            ], respectively.” With respect to the 2007-2009 EBITDA target, the Company will also provide the required GAAP reconciliation.

Because we will disclose these targets in future filings, we will delete any references to the estimated difficulty in achieving these targets.

5.	We note your response to our prior comment 5. Please enhance your disclosure concerning the Short-Term Incentive Compensation Plan to explain more clearly and directly that negative discretion was in fact exercised with regard to payout amounts, and state the amounts by which the payouts were reduced as a result of negative discretion.

Response:

In future filings (assuming that the Compensation Committee utilizes its negative discretion), we will enhance our disclosure to more clearly and directly state that negative discretion was exercised with regard to payout amounts and the amounts by which the payouts were reduced as a result of the exercise of negative discretion.

If negative discretion is exercised, we will provide the following disclosure in the 2010 proxy (shown with the underscored language):

“Consequently, the Compensation Committee exercised negative discretion, consistent with the formula referenced on page 30 of the proxy. Information regarding the maximum payouts, the amount by which the payouts were reduced from the maximum payouts, and the amount of the actual payouts, is set forth below:

Named Executive	Maximum Payout under the Short-Term Plan	Amount by which the Maximum Payout was Reduced under the Short-Term Plan	Actual Payout under the Short-Term Plan
Chief Executive Officer	$—	$—	$—
Chief Financial Officer	$—	$—	$—
[Others]	$—	$—	$—

Securities and Exchange Commission

July 2, 2009

6.	We note your response to our prior comment 6. Please see our comment 4 above and explain to us why there would be a competitive harm concern with regard to performance periods that have been completed.

Response:

Please see our response to comment 4.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550. My fax number is 724.485.4834.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President & Chief Financial Officer

cc:	T. Levenberg

N. Gholson

P. Jerome Richey

Stephen W. Johnson

Lorraine Ritter

Michael D. McLean

Stephanie L. Gill